Filed by Eversource Energy

(Commission File No. 001-05324) pursuant

to Rule 425 under the Securities Act of 1933

Subject Company: The Torrington Water Company

FOR IMMEDIATE RELEASE

3/08/22

Media Contact:

Peter Fazekas
Director – Corporate Communications
Aquarion Water Company
Phone:  (203) 336-7651

pfazekas@aquarionwater.com

Aquarion Water Company To Acquire The Torrington Water Company

BRIDGEPORT, CONN. -March 8, 2022 -Aquarion Company (Aquarion), parent of Aquarion Water Company, and The Torrington Water Company (TWC) (OTC Pink Sheets Trading Symbol: TORW) today announced that they have entered into a definitive agreement whereby Aquarion will acquire all outstanding shares ofTWC, and TWC will become a wholly-owned subsidiary of Aquarion. Aquarion is a water distribution company and holding company based in Bridgeport, Connecticut, providing regulated water service to customers in Connecticut, Massachusetts, and New Hampshire. TWC is a water distribution company based in Torrington, Connecticut providing regulated water service to Connecticut customers in Torrington and to portions of Burlington, Harwinton, Litchfield, and New Hartford.

Under the agreement, which was unanimously approved by the Boards of Directors of both Aquarion and TWC, the acquisition will be executed through a stock-for-stock transaction that is structured to be a tax-free reorganization. The agreement provides that the stockholders of TWC will receive common shares of Aquarion's parent, Eversource Energy (Eversource) (NYSE: ES), in exchange for their TWC common stock. The exchange ratio implies a $92.81 per share price based on the $86.66 closing price of Eversource Energy common shares on March 7, 2022. In connection with the exchange, Eversource Energy will issue between 885,000 and 925,000 ES common shares at closing. TWC has assets of approximately $65 million.

The merger will add approximately 10,100 customers to Aquarion's base of 226,000 customers. TWC's service area will complement Aquarion's existing footprint in the northwestern part of the Connecticut. Under the agreement, all TWC employees will be retained.

"Both Aquarion and TWC can trace their local water service roots back to the 1800s. This merger will ensure this history lives on and continues to create long-term benefits for customers, employees, and the communities we serve," said Donald Morrissey, President of Aquarion Water Company. "We will make the needed investments in this water system to ensure continued reliability and water quality for decades to come. We also welcome TWC's dedicated employees to the Aquarion team."

Over the last ten years, Aquarion has integrated over 84 water systems into its operations, strengthening the company's ability to deliver high-quality water to communities throughout the region.

“I am pleased with the transaction, as TWC and Aquarion share many common values and strategies, and look forward to working with Aquarion’s leadership team on a smooth transition for our customers and employees,” said Susan Suhanovsky, President of The Torrington Water Company. She also noted, “Aquarion values TWC’s rich history and will continue our tradition of delivering reliable, high-quality water service to our customers.”

The completion of the transaction will require approval by the stockholders of TWC, and the TWC Board of Directors has resolved to recommend the adoption of the merger agreement by the stockholders. The transaction is also subject to the approval of the Connecticut Public Utilities Regulatory Authority, and satisfaction of several other customary conditions. The parties plan to file all required regulatory applications over the coming months with an anticipated closing by the end of 2022.

Advisors and Counsel

Ropes & Gray LLP served as counsel to Aquarion Company and Eversource Energy in the transaction. Boenning & Scattergood, Inc. served as financial advisor and rendered a fairness opinion to the Board of Directors of The Torrington Water Company. Pullman & Comley LLC served as counsel to The Torrington Water Company.

About Aquarion Water Company:

Aquarion Water Company is the public water supply company for more than 700,000 people in 68 cities and towns in Connecticut, Massachusetts and New Hampshire.  It is the largest investor-owned water utility in New England and among the seven largest in the U.S.  Based in Bridgeport, CT, Aquarion has been in the public water supply business since 1857.  Across its operations, Aquarion strives to act as a responsible steward of the environment and to assist the communities it serves in promoting sustainable practices. Aquarion Water Company is a wholly-owned subsidiary of Eversource.

For more information on Aquarion Water Company, please visit www.aquarionwater.com or www.facebook.com/aquarionwater.

About The Torrington Water Company

Formed in 1873, The Torrington Water Company is a regulated public water utility that provides water service to just over 10,000 customers, or about 37,000 people, in 5 towns. Located in Torrington, CT, TWC’s 18 employees and Board of Directors pride themselves on excellent customer service, environmental stewardship, and community involvement.

For more information on The Torrington Water Company, please visit www.torringtonwater.com.

This news release includes statements concerning Aquarion and Aquarion Water Company’s expectations, beliefs, plans, objectives, goals, strategies, assumptions of future events, future financial performance or growth and other statements that are not historical facts, including statements regarding the planned merger with The Torrington Water Company, the timing of such transaction and benefits anticipated from such transaction. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, readers can identify these forward-looking statements through the use of words or phrases such as “will,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “project,” “believe,” “forecast,” “should,” “could” and other similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual results or outcomes to differ materially from those included in the forward-looking statements. Factors that may cause actual results to differ materially from those included in the forward-looking statements include, but are not limited to: the transaction is subject to conditions to closing, including regulatory approvals, that may not be satisfied; it may take longer than anticipated to consummate the transaction; we may not realize the benefits we anticipate from the transaction; unforeseen liabilities; risks relating to integration of the acquired business; and other presently unknown or unforeseen factors.

Other risk factors are detailed in Eversource Energy’s reports filed with the Securities and Exchange Commission (SEC) and updated as necessary, and are available on Eversource Energy’s website at www.eversource.com and on the SEC’s website at www.sec.gov. All such factors are difficult to predict and contain uncertainties that may materially affect Aquarion or Aquarion Water Company’s actual results, many of which are beyond our control. You should not place undue reliance on the forward-looking statements; each speaks only as of the date on which such statement is made, except as required by federal securities laws, and Aquarion Water Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities. This communication relates to a proposed business combination transaction between Aquarion Company and The Torrington Water Company. In connection with the proposed business combination, Eversource Energy will file a registration statement with the SEC. This communication is not a substitute for any registration statement, prospectus/proxy statement or other document Eversource Energy, Aquarion Company and/or The Torrington Water Company may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE TORRINGTON WATER COMPANY ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EVERSOURCE ENERGY, AQUARION COMPANY, THE TORRINGTON WATER COMPANY AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Eversource’s Investor Relations department at (860) 665-5154 or by email to jeffrey.kotkin@eversource.com.

Certain Information Regarding Participants

This filing may be deemed solicitation material in respect of the proposed business combination transaction between Aquarion Company and The Torrington Water Company. The directors, trustees, executive officers and certain other members of management and employees of Eversource Energy, Aquarion Company and The Torrington Water Company may be deemed “participants” in the solicitation of proxies from stockholders of The Torrington Water Company in favor of the proposed merger. You can find information about Eversource’s trustees and executive officers in Eversource’s annual report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on February 17, 2022 and its proxy statement for its 2021 annual meeting filed with the SEC on March 26, 2021. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of The Torrington Water Company in connection with the proposed merger will be set forth in the registration statement, prospectus/proxy statement or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Eversource as described above.

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